China Bottles Inc.
Huang Luahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

October 28, 2008

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
China Bottles Inc. (f/k/a Hutton Holdings Corporation) (the “Company”)
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2008
Form 8-K/A filed on August 21, 2008
File No. 0-51724

Dear Mr. Decker:

We transmit herewith for filing with the Securities and Exchange Commission as correspondence, one complete electronic version of each of the following draft reports: (1) the Company’s amended and restated Form 10-KSB for the fiscal year ended December 31, 2007 (the “December Form 10-KSB/A”); (2) the Company’s amended Form 10-QSB for the fiscal quarter ended March 31, 2008 (the “March Form 10-QSB/A”); (3) the Company’s amended Form 10-QSB for the fiscal quarter ended June 30, 2008 (the “June Form 10-QSB/A”) and (4) the Company’s amended Form 8-K/A dated August 27, 2007 (the “Form 8-K/A”) (collectively, the “Draft Amended Reports”).

The Draft Amended Reports respond to the comments set forth in the Staff’s Letter dated October 16, 2008 (the “Staff’s Letter”). In order to facilitate your review of the Amended Reports, we have responded to each of the comments set forth in the Staff’s Letter on a point by point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the applicable Draft Amended Report, as filed with the Commission.

Form 8-K/A Draft

Unaudited Pro-Forma Combined Statement of Operations for the Year Ended December 31, 2006, page F-32

1.  We have read your response to comment four from our letter dated October 1, 2008. It appears that the weighted average shares information presented in the columns “Hutton Historical” and, China Value Historical” represents the recapitalized share structure of the Hutton Holdings and China Valley. It is unclear why the weighted average shares information would not be the historical share information of both Hutton Holdings and China Valley prior to the merger.

It is also not clear why there would not be adjustments related to the weighted average shares in the “Pro forma Adjustment” to reflect the reverse recapitalization. Please advise accordingly. In addition, as previously requested, please also include historical basic and diluted earnings per share and pro forma basic and diluted earnings per share data on the face of the pro forma statement of operations for the periods ended June 30, 2007 and 2006. See Rule 11.02(b)(7) of Regulation S-X.

The Company has revised pages F-35, F-39 and F-40 of the Form 8-K/A in accordance with the Staff’s comment.

Form 10-KSB/A for the. Year Ended December 31, 2007

Management’s Discussion and Analysis, page 9

Results of Operations, page 11

Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006, page 11

2.  We have read your response to comment five from our letter dated October 1, 2008. Please expand/revise your discussion under results of operations for all periods to expand your discussion of revenues to address changes in sales underlying your three principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of goods sold adequately addresses this fact.

The Company has revised the Results of Operations discussion of the Form 10-K/A to expand the discussion of revenues to address changes in sales underlying our three principal product lines.

Controls and Procedures, page 14

3.  We read your response to comment seven from our letter dated October 1, 2008 and your response to comment one from our letter dated September 25, 2008. Your October 13, 2008 response indicates that management completed its evaluation of internal control over financial reporting as of December 31, 2007, however, you failed to include the evaluation in your original 10-KSB filing. We note that your proposed revisions to Item 8A of your Form 10-KSB and Item 4 of your Form 10-Qs (provided with your October 8, 2008 response) indicate that you had ineffective disclosure controls and procedures and ineffective internal control over financial reporting as of December 31, 2007 solely due to material weaknesses in your internal controls over financial reporting in connection with accounting for reverse mergers. The definition of disclosure controls and procedures provided in Exchange Act Rule 13a-1.5(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Therefore, it appears that your disclosure controls and procedures were also ineffective as of December 31, 2007 due to your failure to include management’s report on internal control over financial reporting as required by Item 308T of Regulation S-B. Please revise your disclosures to expand your evaluation of disclosure controls anal procedures to address how your failure to include management’s evaluation of internal control over financial reporting impacted the CEO and CFO’s original conclusions regarding the effectiveness of disclosure controls and procedures. Please separately disclose the impact of this oversight on your original conclusion of disclosure controls and procedures as well as your original conclusion on your internal control over financial reporting. Refer to Items 307 and 308 of Regulation S-B.

The Company has revised pages 14-15 of the Form 10-K/A in accordance with the Staff’s comment.

Financial Statements

Note 11 - Income Taxes, page F-13

4.  We have read your response to comment eleven from our letter dated October 1, 2008. You indicate that during the years ended December 31, 2007 and 2006, there were no temporary differences. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please tell us how you determined that there were no temporary differences during the years ended December 31, 2007 and 2006. Please also disclose whether tax holidays or incentives affect your conclusion regarding temporary differences during the years ended December 31, 2007 and 2006. Refer to SFAS 109 and revise your disclosures accordingly.

The Company has revised page F-14 of the Form 10-K/A in accordance with the Staff’s comment.

Forms 10- Q/A for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

General

5.  Please address the comments above related to your Form 10-KSB/A in your Forms 10-QSB/A for March 31, 2008 and June 30, 2008, a applicable.

The Company has revised the March Form 10-Q/A and June Form 10-Q/A to address the Staff’s comments related to its Form 10-KSB/A, as applicable.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any. action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA BOTTLES INC.

By:	/s/ Chong Hui Zhao
Chong Hui Zhao Chief Executive Officer

cc:	Ernest Greene